UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 12, 2022 (October 7, 2022)

Future Health ESG Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40788	86-2305680
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8 The Green, Suite 12081

Dover, DE 46260

(Address of principal executive offices, including zip code)

(833) 388-8734

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock and one-half of one redeemable warrant	FHLTU	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	FHLT	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	FHLTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.02.	Termination of a Material Definitive Agreement.

The information set forth below in Item 8.01 of this Report is incorporated by reference herein.

Item 8.01.	Other Events.

On October 7, 2022, Future Health ESG Corp. (“Future Health”) and Variant Capital Limited (“Variant”), by mutual written agreement, terminated the previously disclosed Subscription Agreement, effective as of June 13, 2022 (the “Subscription Agreement”), pursuant to which, among other things, Variant agreed to purchase an aggregate of 9,090,909 shares of common stock of Future Health at a cash purchase price of $11.00 per share immediately prior to the closing of the previously announced business combination (the “Business Combination”) between Future Health and Excelera DCE, a California corporation (“Excelera”). Pursuant to the mutual written termination agreement, the Subscription Agreement is of no further force and effect, and all rights and obligations of the parties thereunder have terminated.

Also on October 7, 2022, Future Health and Hakim Holding Group Company Limited (“Hakim”), by mutual written agreement, terminated the previously disclosed Forward Purchase Agreement, effective as of June 13, 2022 (the “Forward Purchase Agreement”), pursuant to which, among other things, Hakim agreed to purchase shares of common stock of Future Health in open market purchases at an aggregate purchase price of $20,000,000 prior to the date which is two (2) business days prior to the date of the special meeting of Future Health’s stockholders called in connection with the Business Combination and purchase from Future Health, immediately prior to the Business Combination, the requisite number of shares at $11.00 per share to satisfy any unfulfilled portion of the $20,000,000 purchase commitment. Pursuant to the mutual written termination agreement, the Forward Purchase Agreement is of no further force and effect, and all rights and obligations of the parties thereunder have terminated.

Future Health is in discussions to secure alternative strategic financing, which management expects will be less dilutive to Future Health stockholders. Termination of the Subscription Agreement and the Forward Purchase Agreement is not expected to impact Excelera’s operations or delay closing of the Business Combination.

Important Information for Stockholders

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

In connection with the Business Combination, Future Health has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-266319) (as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement for Future Health. Future Health also plans to file other documents with the SEC regarding the Business Combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement will be mailed to the stockholders of Future Health. STOCKHOLDERS OF FUTURE HEALTH ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Stockholders will be able to obtain free copies of the proxy statement and other documents containing important information about Future Health and Excelera once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov or by directing a request to: 8 The Green Suite 12081, Dover, DE 19901.

Participants in the Solicitation

Future Health and Excelera and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Future Health in connection with the Business Combination. Securityholders of Future Health and other interested persons may obtain more information regarding the names and interests in the proposed Business Combination of Future Health’s directors and officers in Future Health’s filings with the SEC, including the Registration Statement, which also contains the names and interests in the proposed Business Combination of Excelera’s directors and officers. These documents can be obtained free of charge from the sources indicated above.

 Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. These statements are based on the beliefs and assumptions of the respective management teams of Future Health, Excelera and MacArthur Court Acquisition Corp. (“Seller”). Although Future Health, Excelera and Seller believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, none of Future Health, Excelera or Seller can assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern Future Health, Excelera or Seller’s expectations, strategy, plans or intentions. Forward-looking statements contained in this Current Report on Form 8-K include statements about:

●	the anticipated benefits of the Business Combination;

●	the ability of Future Health, Excelera and the Seller to complete the Business Combination, including obtainment of alternative strategic financing and satisfaction or waiver of the conditions to the Business Combination;

●	the anticipated costs associated with the proposed Business Combination;

●	Excelera’s financial and business performance following the Business Combination, including financial projections and business metrics;

●	Excelera’s ability to effectively grow and to effectively expand operations;

●	the potential business or economic disruptions caused by current and future pandemics, such as the COVID-19 pandemic;

●	the ability to obtain and/or maintain the listing of Future Health’s common stock and the warrants on Nasdaq, and the potential liquidity and trading of its securities;

●	the risk that the proposed Business Combination disrupts current plans and operations of Excelera as a result of the announcement and consummation of the proposed Business Combination;

●	the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and retain its key employees;

●	changes in applicable laws or regulations;

●	Excelera’s ability to raise financing in the future;

●	Excelera’s officers and directors allocating their time to other businesses and potentially having conflicts of interest with Excelera’s business or in approving the Business Combination;

●	the projected financial information, growth rate, strategies, and market opportunities for Excelera;

●	Excelera’s ability to successfully expand in its existing markets and into new markets;

●	Exelera’s ability to provide physicians with precision medicine insights and financial resources;

●	Excelera’s ability, assessment of and strategies to compete with its competitors;

●	the success of Excelera’s marketing strategies;

●	Excelera’s ability to attract and retain talent and the effectiveness of its compensation strategies and leadership;

●	general economic conditions and their impact on demand for the Excelera platform;

●	Excelera’s ability to maintain its licenses and operate in regulated industries;

●	Excelera’s ability to prevent and guard against cybersecurity attacks;

●	Excelera’s reliance on third party service providers for processing payments, web and mobile operating systems, software, background checks, and insurance policies;

●	seasonal sales fluctuations;

●	Excelera’s future capital requirements and sources and uses of cash;

●	the outcome of any known and unknown litigation and regulatory proceedings, including the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Future Health, Excelera and Seller following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement;

●	Excelera’s ability to maintain and protect its brand and its intellectual property; and

●	other factors detailed under the section entitled “Risk Factors” in the Registration Statement filed in connection with the Business Combination.

The forward-looking statements contained herein are based on current expectations and beliefs concerning future developments and their potential effects on Future Health and/or Excelera. There can be no assurance that future developments affecting Future Health and/or Excelera will be those that Future Health and/or Excelera have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of Excelera), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in the Registration Statement filed in connection with the Business Combination. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the potential business or economic disruptions caused by current and future pandemics, such as the COVID-19 pandemic and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Future Health, Excelera and Seller undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FUTURE HEALTH ESG CORP.

Date: October 12, 2022	By:	/s/ Bradley A. Bostic
		Name:	Bradley A. Bostic
		Title:	Chief Executive Officer